Triad Pro Innovators, Inc. 8275 S. Eastern Ave Las Vegas, NV, 89123 USA

Thomas Jones,

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Washington, DC 20549

Re: Triad Pro Innovators, Inc.

Post Qualification Amendment No. 1 on Form 1-A

Filed September 24, 2021

File No. 024-11506

Dear Mr. Jones:

We are in receipt of your letter dated October 20, 2021, setting forth certain comments to the Post Qualification Amendment No.1 on Form 1-A which was filed on September 24, 2021 by Triad Pro Innovators, Inc.., a Nevada corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Post-Qualification Amendment No. 1 on Form 1-A filed September 24, 2021 Financial Statements, page F-1

1.

Please update the financial statements, and other relevant portions of your filing including your Management Discussion and Analysis of Financial Condition and Results of Operations, to provide interim financial statements. Refer to Form 1-A Part F/S (b)(3) through (5).

Response: The Company has added the updated financials as requested.

Exhibits

2.	The subscription agreement (exhibit 4.1) should reflect the current terms of the offering. Please update and file as an exhibit a new subscription agreement to reflect the changes in this offering.

Response: The Company has updated the exhibits as requested.

3.

We note that the opinion of counsel filed as exhibit 12.1 to your amended Offering Statement on Form 1-A filed on June 23, 2021 opined on the sale of a maximum of 100,000,000 units. However, we note that this post-qualification amendment increases the volume of securities being offered. Please have counsel update the legality opinion to opine on the sale of a maximum of 250,000,000 units.

Response: The Company has had the legal opinion updated.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (714) 790-3662 or John Dolkart, Jr., Esquire, of Dolkart Law, PC at (415) 707-2717. Thank you for your attention to this matter.

Yours Truly,

/s/ Murray Goldenberg
Murray Goldenberg